Exhibit 23.4

CONSENT TO USE OF NAME AND DATA IN REGISTRATION STATEMENT

This Consent to Use of Name and Data in Registration Statement is executed as of             , 2014, by a duly authorized representative of Stax Inc. (the “Company”).

The Company hereby consents to the use of the Company’s name and data from the independent report titled “Evaluating the Market Outlook and Growth Opportunities of the Furniture Exhibition Market” in the Registration Statement on Form S-11 of International Market Centers, Inc. (“IMC”) and any amendments thereto (collectively, the “Registration Statement”), which will be filed by IMC in connection with its proposed initial public offering. The Company understands that the Registration Statement is a public document. The Company further consents to the inclusion of this consent as an exhibit to the Registration Statement.

STAX INC.

By:
Name:
Title: